P.E. 4-01-02

02032310

333-6676

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Commission File Number: ~~1-10358~~

TRIZEC HAHN CORPORATION
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

P

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: April 19, 2002

By: ______________________
Name: Robin A. Campbell
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT 1

TrizecHahn
CORPORATION

NEWS RELEASE

For Immediate Release

Investor Contact:
Dennis C. Fabro
Vice President,
Investor Relations
212 382 9366

Media Contact:
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

TrizecHahn Announces Closing of Global Switch Sale

Toronto, April 19, 2002 -- TrizecHahn Corporation announced today that the previously announced sale of its entire investment in Global Switch to Chelsfield plc has closed. As a result, TrizecHahn now owns 19.5 million shares of Chelsfield, representing approximately 6.9 percent of Chelsfield's equity.

In connection with TrizecHahn's reorganization, these shares will be owned by Trizec Properties, Inc., the U.S. REIT to be listed on the New York Stock Exchange.

TrizecHahn Corporation, one of the largest public real estate companies in North America, has ownership interests in and manages a high-quality portfolio of 76 U.S. office properties totaling 49 million square feet concentrated in the central business districts of seven major cities. It also has interests in U.S. retail/entertainment properties, and commercial properties in Canada and Europe. The Company trades on the New York and Toronto stock exchanges under the symbol TZH. For more information about the Company, including a fact book of supplemental operating and financial data, visit the TrizecHahn web site at www.tzh.com or call-1-800-891-7017.